UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission file number: 000-30910

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 12, 2009, Vuance Ltd. (the “Company”) entered into an Amendment Agreement and Bond (the “Amendment Agreement”) with the holder (the “Holder”) of a $2,500,000 convertible bond issued by the Company pursuant to a certain Subscription Agreement dated as of November 16, 2006 and a certain Bond dated as of November 16, 2006, as amended by an Amendment Agreement dated as of November 28, 2007, as further amended by an Amendment Agreement dated as of June 30, 2008 (the “Bond”).

Pursuant to the Amendment Agreement, in exchange for security in certain assets of the Company, the Company and the Holder agreed to waive compliance and amend certain provisions of the Bond to, among other things, (i) increase the applicable rate of interest, (ii) release the Company from certain payments upon the completion of certain payments of principal and interest due under the Bond, and (iii) make monthly payments against the total amount due under the Bond over an eight (8) year period.  The Amendment Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
10.1*	Amendment Agreement and Bond between Vuance Ltd. and a single investor, dated as of August 12, 2009

*Confidential treatment has been requested with respect to certain portions of this exhibit.  This exhibit omits the information subject to this confidential treatment request.  The omitted information has been filed separately with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
/s/ Eyal Tuchman
By:
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: August 20, 2009